UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

UBS AG

(Name of Issuer)

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number)

David Kelly

UBS Group AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: (203) 719-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H89231338

(1)	Names of reporting persons UBS Group AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO, SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power 3,753,957,042
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 3,753,957,042
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,753,957,042
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percentage of Class Represented by Amount in Row (11) 97.6%
(14)	Type of Reporting Person (See Instructions) HC, CO

Item 1. Security and Issuer.

The title of the class of equity securities to which this Schedule 13D relates is the Registered Shares par value of CHF 0.10 each of UBS AG (each, a “UBS AG Share” and collectively, the “UBS AG Shares”), a company organized pursuant to the laws of Switzerland (“UBS AG”). The address of the principal executive offices of UBS AG is Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and Aeschenvorstadt 1, CH-4051 Basel, Switzerland.

Item 2. Identity and Background.

The name of the person filing this statement is UBS Group AG, a stock corporation organized pursuant to the laws of Switzerland (Aktiengesellschaft) (“UBS Group AG”).

UBS AG proposed to its shareholders to establish a new holding company, UBS Group AG. To implement this proposal, UBS Group AG offered to acquire any and all issued UBS AG shares in exchange for UBS Group AG shares on a share-for-share basis (the “Exchange Offer”).

On September 29, 2014, UBS Group AG launched the Exchange Offer with the publication of the Swiss offer prospectus (“Offer Prospectus”). Under the terms of the Exchange Offer, every UBS AG Share validly tendered in, and not withdrawn from, the Exchange Offer was exchanged for one registered share of UBS Group AG with a par value of CHF 0.10 (each, a “UBS Group AG Share” and collectively, the “UBS Group AG Shares”).

The Exchange Offer commenced on October 14, 2014 and was declared unconditional on November 21, 2014. On November 26, 2014, UBS Group AG acquired the 3,475,356,441 UBS AG Shares tendered during the initial offer period, representing 90.4% of all issued UBS AG Shares. UBS Group AG commenced the subsequent offer period of the Exchange Offer mandated by Swiss law on November 26, 2014, during which the remaining holders of UBS AG Shares were permitted to tender their shares in exchange for UBS Group AG Shares, in accordance with the procedures described in the Exchange Offer. The subsequent offer period of the Exchange Offer expired on December 10, 2014. UBS Group AG acquired an additional 240,062,971 UBS AG Shares during the subsequent offer period, bringing the total number of UBS AG Shares tendered in the Exchange Offer to 3,715,419,412, representing 96.6% of UBS AG Shares. On December 16, 2014, UBS Group AG implemented a capital increase to authorize an additional 241,553,766 UBS Group AG Shares for issuance in exchange for the UBS AG Shares that were tendered into the Exchange Offer during the subsequent offer period as well as a small number of UBS AG Shares acquired by private exchanges with various shareholders and banks in Switzerland and elsewhere outside the United States between December 11, 2014 and December 15, 2014. These private exchanges were made on the same terms and conditions as applied to the Exchange Offer. Upon settlement of these private exchanges, UBS Group AG held 3,716,910,207 UBS AG Shares. On December 16, 2014, UBS Group AG filed a final amendment to its Schedule T-O in respect of the Exchange Offer, in satisfaction of the reporting requirements of Section 13(d) of the U.S. Securities Exchange Act of 1934 with respect to all securities acquired by it in the Exchange Offer. Subsequently, UBS Group AG has conducted further private exchanges from time to time with various shareholders and banks in Switzerland and elsewhere outside the United States, in which UBS Group AG has acquired an additional 1.0% of UBS AG Shares on the same terms and conditions as applied to the Exchange Offer. As a result, UBS Group AG has acquired 3,753,957,042 UBS AG Shares, or approximately 97.6% of UBS AG Shares outstanding as of May 5, 2015.

It is the current intention of UBS Group AG to acquire 100% of the outstanding shares of UBS AG.

The main business purpose of UBS Group AG is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. Prior to the Exchange Offer, UBS AG was both the ultimate parent company and primary operating bank of UBS AG and its consolidated subsidiaries. UBS Group AG was formed as wholly-owned subsidiary of UBS AG for purposes of conducting the Exchange Offer. Upon consummation of the Exchange Offer, UBS Group AG became the non-operating ultimate parent company of UBS AG and its consolidated subsidiaries, and UBS AG became a subsidiary of UBS Group AG.

The address of the principal business and the principal office of UBS Group AG is Bahnhofstrasse 45, CH-8001 Zurich, Switzerland.

Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, citizenship, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of UBS Group

AG’s directors and executive officers. During the last five years, neither UBS Group AG nor, to UBS Group AG’s knowledge, any person named in Schedule A hereto (i) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The sole consideration for all UBS AG Shares acquired by UBS Group AG pursuant to the Exchange Offer and subsequent private exchanges was UBS Group AG Shares, in each case on a one for one basis. This includes (i) all UBS Shares exchanged for UBS Group AG Shares in the Exchange Offer and (ii) all Ordinary Shares acquired via private exchanges prior to the filing hereof.

Item 4. Purpose of Transaction.

The purpose of the Exchange Offer was to establish a holding company for UBS AG and its consolidated subsidiaries. Upon consummation of the Exchange Offer, UBS Group AG became the holding company of UBS AG. The establishment of a group holding company is intended, along with other measures, to substantially improve the resolvability of UBS AG and its consolidated subsidiaries in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which UBS AG and its consolidated subsidiaries operate.

Swiss “too-big-to-fail” requirements call for systemically important banks, including UBS AG, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of UBS AG and its consolidated subsidiaries as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited reduction in the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Swiss bank insolvency ordinance (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion of debt into equity of the failing institution. The debt bail-in mechanism is intended to effectively recapitalize the institution to permit an orderly wind-down, disposition or continued operation of operating entities. These and other measures are intended to substantially improve the overall resolvability of UBS AG and its consolidated subsidiaries.

In 2013 and 2014, the Board of UBS AG considered the reasons for implementing various structural changes, including a potential holding company structure as well as strategic alternatives. The Board also considered the only two alternative means for achieving a group holding company structure considered achievable—the first being a share-for-share exchange offer and the second being the conversion of UBS AG into a holding company by means of a “push out” comprising a series of transactions whereby assets, liabilities, contracts and business operations would be transferred from UBS AG to one or more newly formed subsidiaries, leaving UBS AG as a pure holding company. After consideration of various matters relating to necessary regulatory approvals and concessions, the Board of UBS AG directors approved a proposal to create a new group holding company by means of a share exchange offer, based on its consideration of the following factors, among other things: improved resolvability in response to Swiss “too-big-to-fail” requirements, discussions with competent regulators, potential positive impact on capital requirements, enhanced flexibility in debt issuances and “bail-in,” terms of the Exchange Offer (including one-for-one exchange ratio), tax treatment and accounting treatment. To that end, UBS Group AG conducted the Exchange Offer. See Item 2.

As of May 5, 2015 UBS Group AG has acquired beneficial ownership of 3,753,957,042 UBS AG Shares, or 97.6% of the outstanding UBS AG Shares. It is the current intention of UBS Group AG to acquire 100% of the UBS AG Shares.

To achieve 100% ownership, on March 9, 2015, UBS Group AG requested the competent court in Switzerland to cancel the UBS AG Shares held by any remaining holders of UBS AG Shares (“Minority Holders”), under Swiss law in accordance with a statutory and court-ordered forced exchange of all UBS AG Shares remaining outside the ownership of UBS Group AG for newly issued UBS Group AG Shares (the “SESTA Procedure”). UBS Group AG expects that the Swiss court will grant this request if it acquires more than 98% of the UBS AG Shares registered in the commercial registers of Zurich and Basel on or before the date established by the competent court in Switzerland (the “SESTA Deadline”). Upon the conclusion of the court proceeding, which we expect to take between four and six months, Minority Holders will lose their shareholder rights in UBS AG through cancellation of their UBS AG Shares and instead will receive one UBS Group AG Share for each UBS AG Share they hold.

As a means of permitting UBS Group AG to acquire more than 98% of UBS AG shares as required for the successful completion of the SESTA Procedure, UBS AG plans to implement a cash-or-title dividend (“CoTD”). The CoTD will comprise of a distribution per UBS AG Share, at the election of each shareholder, of either (i) CHF 0.50 in cash, or (ii) a number of new UBS AG Shares to be determined so as to be of substantially equivalent value to the cash dividend. The CoTD is designed so that new UBS AG Shares issued pursuant to it will be issued out of conditional capital. This will be achieved through the issuance of warrants to a subsidiary of UBS AG, which will exercise the warrants, subscribe for the new UBS AG Shares to be issued, and pay their nominal value. UBS AG plans to present the CoTD to shareholders at its May 7, 2015 annual general meeting of UBS AG shareholders, and following the meeting shareholders will have approximately two weeks to elect to take the dividend in cash or new shares. UBS Group AG will choose to receive the dividend in shares with respect to a number of its existing UBS AG Shares sufficient to ensure that the 98% threshold will be reached.

If the CoTD fails or the SESTA Procedure is not successful for any other reason, UBS Group AG may choose to acquire the remaining UBS AG Shares held by Minority Holders through any legally permissible means, including by way of a merger of UBS AG with and into a newly formed subsidiary of UBS Group AG (“Merger”), or offering to acquire the remaining UBS AG Shares from Minority Holders either in exchange for new UBS Group AG Shares or for cash, or may leave such UBS AG Shares outstanding indefinitely. No decision has been made as to which course of action UBS Group AG would seek to pursue in such circumstances. As a result of either the SESTA Procedure or the Merger, UBS AG would become a wholly-owned subsidiary of UBS Group AG.

The UBS AG Shares were delisted from the New York Stock Exchange with effect from January 17, 2015. In addition, on January 13, 2015, the SIX Swiss Exchange granted the delisting of UBS AG Shares conditional upon completion of either the SESTA Procedure or the Merger.

UBS Group AG reserves the right to use any legally permitted method to obtain 100% of the UBS AG Shares. This could include the SESTA Procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of UBS AG into another form or corporate entity, or changing the UBS articles of association to alter the corporate or capital structure in a manner beneficial to UBS Group AG. Further, UBS Group AG could engage in one or more transactions with Minority Holders that may include public or private exchanges, tender offers or purchases for consideration consisting of UBS Group AG shares, other securities or cash.

Item 5. Interest in Securities of the Issuer.

(a) UBS Group AG has acquired beneficial ownership of 3,753,957,042 UBS AG Shares, or 97.6% of UBS Shares (the “Subject Shares”) as of May 5, 2015.

(b) UBS Group AG has the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition of, the Subject Shares.

(c) Schedule B sets forth a list of all acquisitions of UBS AG Shares by UBS Group AG during the past 60 days. Each UBS AG Share acquired by UBS Group AG was acquired in exchange for one share of UBS Group AG in private transactions outside of the United States and on the same terms as the Exchange Offer.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the UBS AG Shares owned by UBS Group AG.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2, 3 and 4 are incorporated by reference into this Item 6.

In addition, on November 26, 2014, in connection with the Exchange Offer, UBS Group AG and UBS AG entered into an agreement pursuant to which UBS AG transferred to UBS Group AG all of the obligations of UBS AG as the grantor of equity awards under certain employee benefit plans of UBS AG, as well as any hedging assets related to the outstanding equity awards (including certain UBS AG Shares held as treasury shares by UBS AG) effective as of the closing of the Exchange Offer. A copy of this agreement is attached as Exhibit 99.1 and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Number	Description of Exhibit

99.1.	Agreement on the Transfer and Treatment of certain UBS Employee Share, Option, Notional Fund and Deferred Cash Award Plans.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 6, 2015

UBS GROUP AG

By	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

SCHEDULE A

The following is a list of the executive officers and directors of UBS Group AG, setting forth, for each person, the name, citizenship, resident or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The business address for each of the individuals below is Bahnhofstrasse 45, CH-8001 Zurich, Switzerland.

Board of Directors of UBS Group AG

The information provided below relates to the board of directors and executive officers of UBS Group AG as in effect on May 5, 2015.

Axel A. Weber

German, born March 8, 1957

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairman of the Board of Directors / Chairperson of the Corporate Responsibility Committee/Chairperson of the Governance and Nominating Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2012

Professional history and education

Axel A. Weber was elected to the Board of Directors (BoD) at the 2012 AGM and was thereafter appointed Chairman of the BoD. He has chaired the Governance and Nominating Committee since 2012 and became Chairperson of the Corporate Culture and Responsibility Committee in 2013. Mr. Weber was president of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, a member of the Board of Directors of the Bank for International Settlements, German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. On leave from the University of Cologne from 2004 to 2012, he was a visiting professor at the University of Chicago Booth School of Business from 2011 to 2012. From 2002 to 2004, Mr. Weber served as a member of the German Council of Economic Experts. He was a professor of international economics and Director of the Center for Financial Research at the University of Cologne from 2001 to 2004, and a professor of monetary economics and Director of the Center for Financial Studies at the Goethe University in Frankfurt am Main from 1998 to 2001. From 1994 to 1998, he was a professor of economic theory at the University of Bonn. Mr. Weber holds a PhD in economics from the University of Siegen, where he also received his habilitation. He graduated with a master’s degree in economics at the University of Constance and holds honorary doctorates from the universities of Duisburg-Essen and Constance.

Other activities and functions

–     Board member of the Swiss Bankers Association

–     Board member of the Swiss Finance Council

–     Board member of the Institute of International Finance

–     Board member of the International Monetary Conference

–     Board member of the Financial Services Professional Board, Kuala Lumpur

–     Member of the Group of Thirty, Washington, DC

–     Member of the Board of Trustees of Avenir Suisse

–     Member of the IMD Foundation Board, Lausanne

–     Member of the European Financial Services Roundtable

–     Member of the European Banking Group

–     Advisory Board member of the Department of Economics at the University of Zurich

–     Advisory Board member of the German Market Economy Foundation

–     Member of the European Money and Finance Forum, Vienna

–     Member of the Monetary Economics and International Economics Councils of the Verein für Socialpolitik

–     Senior research fellow at the Center for Financial Studies in Frankfurt am Main

–     Research fellow at the Center for Economic Policy Research, London

Michel Demaré

Belgian, born August 31, 1956

Syngenta International AG, Schwarzwaldallee 215, CH-4058 Basel

Functions in UBS

Independent Vice Chairman/ member of the Audit Committee/member of the Governance and Nominating Committee/member of the Human Resources and Compensation Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2009

Professional history and education

Michel Demaré was elected to the BoD at the 2009 AGM. In April 2010, he was appointed independent Vice Chairman. He has been a member of the Audit Committee since 2009 and the Governance and Nominating Committee since 2010. He became a member of the Human Resources and Compensation Committee in 2013. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of the Group Executive Committee. He stepped down from his function in ABB in January 2013. Between February and August 2008, he acted as the interim CEO of ABB. From September 2008 to March 2011, he combined his role as CFO with that of President of Global Markets. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002, Mr. Demaré was CFO of the Global Polyolefins and Elastomers division. He began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in Antwerp. Mr. Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions

–     Chairman of the Board of Syngenta

–     Board member of Louis-Dreyfus Commodities Holdings BV

–     Supervisory Board member of IMD, Lausanne

–     Chairman of SwissHoldings in Berne

–     Chairman of the Syngenta Foundation for Sustainable Agriculture

–     Advisory Board member of the Department of Banking and Finance at the University of Zurich

David Sidwell

American (U.S.) and British, born March 28, 1953

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2008

Professional history and education

David Sidwell was elected to the BoD at the 2008 AGM. In April 2010, he was appointed Senior Independent Director. He has chaired the Risk Committee since 2008 and has been a member of the Governance and Nominating Committee since 2011. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley he worked for JPMorgan Chase & Co., where, in his 20 years of service, he held a number of different positions, including controller and, from 2000 to 2004, CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales.

Other activities and functions

–     Director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington, DC

–     Senior advisor at Oliver Wyman, New York

–     Board member of Ace Limited

–     Board member of GAVI Alliance

–     Chairman of the Board of Village Care, New York

–     Director of the National Council on Aging, Washington, DC

Reto Francioni

Swiss, born August 18, 1955

Deutsche Börse AG, D-60485 Frankfurt am Main

Functions in UBS

Member of the Corporate Responsibility Committee/ member of the Human Resources and Compensation Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2013

Professional history and education

Reto Francioni was elected to the BoD at the 2013 AGM. He has been a member of the Corporate Culture and Responsibility Committee since 2013 and the Human Resources and Compensation Committee since 2014. He has been CEO of Deutsche Börse AG since 2005. Since 2006, he has been a professor of applied capital markets theory at the University of Basel. From 2002 to 2005, he was Chairman of the Supervisory Board and President of the SWX Group, Zurich. Mr. Francioni was co-CEO and Spokesman for the Board of Directors of Consors AG, Nuremberg, from 2000 to 2002. Between 1993 and 2000, he held various management positions at Deutsche Börse AG, including that of Deputy CEO from 1999 to 2000. From 1992 to 1993, he served in the corporate finance division of Hoffmann-La Roche, Basel. Prior to this, he worked for several years for Association Tripartite Bourses and, from 1985 to 1988, for the former Credit Suisse, holding positions in the equity sales and legal departments. He started his professional career in 1981 in the commerce division of Union Bank of Switzerland. Mr. Francioni completed his studies in law in 1981 and his PhD in 1987 at the University of Zurich.

Other activities and functions

–     Board mandates at Deutsche Börse Group subsidiaries:

–     Chairman of Eurex Frankfurt AG

–     Chairman of the Supervisory Board of Eurex Zürich AG

–     Advisory Board member of Moscow International Financial Center

–     International Advisory Board member of the Instituto de Empresa

–     Member of the Shanghai International Financial Advisory Committee

–     Member of the Steering Committee of the Project “Role of Financial Services in Society,” World Economic Forum (WEF)

–     Member of the Franco-German Round table

–     Member of the Strategic Advisory Group of VHV Insurance

Ann F. Godbehere

Canadian and British, born April 14, 1955

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2009

Professional history and education

Ann F. Godbehere was elected to the BoD at the 2009 AGM. She has chaired the Human Resources and Compensation Committee since 2011 and has been a member of the Audit Committee since 2009. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’s public ownership until the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of its Property & Casualty division in Zurich for two years. Prior to this, she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, she was CEO of Swiss Re Life & Health Canada and head of IT for Swiss Re North America. Between 1996 and 1997, she was CFO of Swiss Re Life & Health North America. Ms. Godbehere is a certified general accountant and was made a fellow of the Chartered Professional Accountant Association in 2014 and fellow of the Certified General Accountant Association of Canada in 2003.

Other activities and functions

–     Board member of Prudential plc (chairman of the audit committee)

–     Board member of Rio Tinto plc (chairman of the audit committee)

–     Board member of Rio Tinto Limited (chairman of the audit committee)

–     Board member of British American Tobacco plc

Axel P. Lehmann

Swiss, born March 23, 1959

Zurich Insurance Group, Mythenquai 2, CH-8002 Zurich

Functions in UBS

Member of the Risk Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2009

Professional history and education

Axel P. Lehmann was elected to the BoD at the 2009 AGM. He has been a member of the Risk Committee since 2009. He is a member of the Group Executive Committee of Zurich Insurance Group (Zurich) and has been Group Chief Risk Officer since January 2008 and Regional Chairman Europe since October 2011. He was responsible for Group IT from 2008 to 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002 and, in 2004, was responsible for integrating it with the UK, Ireland and South Africa. In 2001, he took over responsibility for Northern, Central and Eastern Europe and was appointed CEO of Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board with responsibility for group-wide business development functions. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is also a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions

–     Mandates on boards of Zurich Insurance Group subsidiaries:

–     Chairman of the Board of Farmers Group, Inc., Los Angeles

–     Chairman of Zurich Insurance plc, Dublin

–     Chairman of the Board of Trustees of the Pension Plans 1 and 2 of the Zurich Insurance Group

–     Supervisory Board member of Zurich Beteiligungs-AG, Frankfurt am Main

–     Board member of economiesuisse

–     Chairman of the Global Agenda Council on the Global Financial System of WEF

–     Chairman of the Board of the Institute of Insurance Economics of University of St. Gallen

–     Member of the International and Alumni Advisory Board of University of St. Gallen

–     Former Chairman and member of the Chief Risk Officer Forum

Helmut Panke

German, born August 31, 1946

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Member of the Human Resources and Compensation Committee / member of the Risk Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2004

Professional history and education

Helmut Panke was elected to the BoD at the 2004 AGM. He has been a member of the Human Resources and Compensation Committee and the Risk Committee since 2008. Between 2002 and 2006, Mr. Panke was Chairman of the Board of Management of BMW Group after becoming a member of BMW’s Board of Management in 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Subsequent to joining BMW as Head of Planning and Controlling, Research and Development in 1982, he assumed management functions in corporate planning, organization and corporate strategy. Prior to this, he worked as a consultant at McKinsey & Company in both Düsseldorf and Munich. Mr. Panke graduated from the University of Munich with a PhD in physics, and undertook research work at both the University of Munich and the Swiss Institute for Nuclear Research.

Other activities and functions

–     Board member of Microsoft Corporation (chairman of the Regulatory and Public Policy Committee)

–     Board member of Singapore Airlines Ltd. (chairman of the Safety and Risk Committee)

–     Supervisory Board member of Bayer AG

William G. Parrett

American (U.S.), born June 4, 1945

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairperson of the Audit Committee / member of the Corporate Responsibility Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2008

Professional history and education

William G. Parrett was elected to the BoD at the October 2008 Extraordinary General Meeting. He has chaired the Audit Committee since 2009 and has been a member of the Corporate Culture and Responsibility Committee since 2012. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee between 1999 and 2007. Mr. Parrett founded Deloitte’s US National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions

–     Board member of the Eastman Kodak Company (chairman of audit committee)

–     Board member of the Blackstone Group LP (chairman of audit committee and chairman of the conflicts committee)

–     Board member of Thermo Fisher Scientific Inc. (chairman of audit committee)

–     Board member of IGATE Corporation

–     Member of the Committee on Capital Markets Regulation

–     Member of the Carnegie Hall Board of Trustees

–     Past Chairman of the Board of the United States Council for International Business

–     Past Chairman of United Way Worldwide

Isabelle Romy

Swiss, born January 4, 1965

Froriep, Bellerivestrasse 201, CH-8034 Zurich

Functions in UBS

Member of the Audit Committee / member of the Governance and Nominating Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2012

Professional history and education

Isabelle Romy was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee and the Governance and Nominating Committee since 2012. Ms. Romy is a partner at Froriep, a large Swiss business law firm. From 1995 to 2012, she worked for another major Swiss law firm based in Zurich, where she was a partner from 2003 to 2012. Her legal practice includes litigation and arbitration in cross-border cases. Ms. Romy has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne (EPFL) since 1996. Between 2003 and 2008, she served as a deputy judge at the Swiss Federal Supreme Court. From 1999 to 2006, she was a member of the Ethics Commission at the EPFL. Ms. Romy earned her PhD in law (Dr. iur.) at the University of Lausanne in 1990 and has

been a qualified attorney-at-law admitted to the bar since 1991. From 1992 to 1994, she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Other activities and functions

–     Vice Chairman of the Sanction Commission of SIX Swiss Exchange

Beatrice Weder di Mauro

Italian and Swiss, born August 3, 1965 Johannes Gutenberg-University Mainz, Jakob Welder-Weg 4, D-55099 Mainz

Functions in UBS

Member of the Audit Committee/member of the Risk Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2012

Professional history and education

Beatrice Weder di Mauro was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee since 2012 and became a member of the Risk Committee in 2013. She has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. Ms. Weder di Mauro was a member of the German Council of Economic Experts from 2004 to 2012. In 2010, she was a resident scholar at the International Monetary Fund (IMF) in Washington, DC, and, in 2006, a visiting scholar at the National Bureau of Economic Research, Cambridge, MA. She was an associate professor of economics at the University of Basel between 1998 and 2001 and a research fellow at the United Nations University in Tokyo from 1997 to 1998. Prior to this, she was an economist at the IMF in Washington, DC. Ms. Weder di Mauro earned her PhD in economics at the University of Basel in 1993 and received her habilitation there in 1999.

Other activities and functions

–     Board member of Roche Holding Ltd., Basel

–     Supervisory Board member of Robert Bosch GmbH, Stuttgart

–     Economic Advisory Board member of Fraport AG

–     Advisory Board member of Deloitte Germany

–     Deputy Chairman of the University Council of the University of Mainz

–     Member of the Corporate Governance Commission of the German Government

–     Member of the Senate of the Max Planck Society

–     Member of the Global Agenda Council on Sovereign Debt of the WEF

Joseph Yam

Chinese and Hong Kong citizen, born September 9, 1948

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Member of the Corporate Responsibility Committee / member of the Risk Committee

Year of initial election to UBS Group AG

AG: 2014

Year of initial election to UBS AG: 2011

Professional history and education

Joseph Yam was elected to the BoD at the 2011 AGM. He has been a member of the Corporate Culture and Responsibility Committee and the Risk Committee since 2011. He is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an advisor to the People’s Bank of China since 2009. Mr. Yam was instrumental in the establishment of the Hong Kong Monetary Authority and served as Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service, he occupied several positions such as Director of the Office of the Exchange Fund from 1991, Deputy Secretary for Monetary Affairs from 1985 and Principal Assistant Secretary for Monetary Affairs from 1982. Mr. Yam graduated from the University of Hong Kong in 1970 with first class honors in social sciences. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas.

Other activities and functions

–     Board member of Johnson Electric Holdings Limited

–     Board member of UnionPay International Co., Ltd.

–     Board member of The Community Chest of Hong Kong

–     International Advisory Council member of China Investment Corporation

–     Distinguished Research Fellow at the Institute of Global Economics and Finance at the Chinese University of Hong Kong

Company Secretary

Luzius Cameron

Australian and Swiss, born September 11,
1955

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS

Company Secretary for UBS Group AG

since 2014 and for UBS AG since 2005

Professional history and education

Luzius Cameron was appointed Company Secretary by the BoD for the first time in 2005. He is a Group Managing Director and was appointed to the former Group Managing Board in 2002. From 2002 to 2005, Mr. Cameron was the Director of Strategic Planning and New Business Development, Wealth Management USA. Prior to this role, he was Head of Group Strategic Analysis, and before that, Head of Corporate Business Analysis. Mr. Cameron joined Swiss Bank Corporation in 1989, where he started out in Corporate Controlling before assuming a number of senior roles at Warburg Dillon Read, including Chief of Staff to the Chief Operating Officer in London and Business Manager of the Global Rates Business in Zurich. From 1984 to 1989, he was a lecturer in astrophysics at the University of Basel. Between 1980 and 1989, he was a research analyst at the Institute of Astronomy at the University of Basel and European Southern Observatory. Mr. Cameron holds a PhD in astrophysics from the University of Basel.

Senior Management and Operating Committee of UBS Group AG

Sergio P. Ermotti

Swiss, born May 11, 1960

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Function in UBS

Group CEO

Year of initial appointment to UBS Group AG

AG: 2014

Year of initial appointment to UBS AG: 2011

Professional history and education

Sergio P. Ermotti has been Group Chief Executive Officer since November 2011, having held the position of Group Chief Executive Officer on an interim basis since September 2011. Mr. Ermotti became a member of the GEB in April 2011 and was Chairman and CEO of UBS Group AG Europe, Middle East and Africa from April to November 2011. From 2007 to 2010, he was Group Deputy Chief Executive Officer at UniCredit, Milan, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of Markets & Investment Banking Division. Between 2001 and 2003, he worked at Merrill Lynch, serving as co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. He began his career with Merrill Lynch in 1987, and held various positions within equity derivatives and capital markets. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Programme at Oxford University.

Other activities and functions

–     Chairman of the Fondazione Ermotti, Lugano

–     Board member of the Fondazione Lugano per il Polo Culturale, Lugano

–     Board member of Global Apprenticeship Network

–     Board member of the Swiss-American Chamber of Commerce

–     Member of the Institut International D’Etudes Bancaires

–     Member of the Financial Services Forum

Markus U. Diethelm

Swiss, born October 22, 1957

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Function in UBS

Group General Counsel

Year of initial appointment to UBS Group AG

AG: 2014

Year of initial appointment to UBS AG: 2008

Professional history and education

Markus U. Diethelm was appointed Group General Counsel and became a member of the GEB in September 2008. From 1998 to 2008, he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to this, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992, he practiced at Shearman & Sterling in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. Mr. Diethelm is a qualified attorney-at-law admitted to the bar in Zurich and in New York State.

Other activities and functions

–     Chairman of the Swiss-American Chamber of Commerce’s legal committee

–     Member of the Committee on Capital Markets Regulation

–     Member of the Swiss Advisory Council of the American Swiss Foundation

–     Member of the Foundation Council of the UBS International Center of Economics in Society

–     Member of the Conseil de Fondation du Musée International de la Croix-Rouge et du Croissant-Rouge

–     Member of the Professional Ethics Commission of the Association of Swiss Corporate Lawyers

Lukas Gähwiler

Swiss, born May 4, 1965

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

President Retail & Corporate and President

Switzerland

Year of initial appointment to UBS Group AG

AG: 2014

Year of initial appointment to UBS AG: 2010

Professional history and education

Lukas Gähwiler became a member of the GEB and was appointed President Switzerland (formerly CEO of UBS Switzerland) in April 2010. In his role as President of UBS Switzerland, he is responsible for all businesses – retail, wealth management, corporate and institutional, investment banking and asset management – in UBS’s home market. Since January 2012, he has also been President Retail & Corporate (formerly CEO of Retail & Corporate). Between April 2010 and January 2012, he combined the position of CEO of UBS Switzerland with the role of co-CEO of UBS Wealth Management & Swiss Bank. From 2003 to 2010, he was Chief Credit Officer at Credit Suisse and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed Chief of Staff to the CEO of Credit Suisse’s Private and Corporate business unit and, prior to this, held various front-office positions in Switzerland and North America. He earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen. Mr. Gähwiler completed an MBA program in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions

–     Foundation Board member of the UBS Pension Fund

–     Member of the Foundation Council of the UBS International Center of Economics in Society

–     Board member of Opernhaus Zürich AG

–     Board member of economiesuisse

–     Vice Chairman of the Board of the Zurich Chamber of Commerce

–     Vice Chairman of the Swiss Finance Institute Foundation Board

–     Board member of the Zürcher Volkswirtschaftliche Gesellschaft

Ulrich Körner

German and Swiss, born October 25, 1962

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

President Global Asset Management and

President Europe, Middle East and Africa

Year of initial appointment to UBS Group AG

AG: 2014

Year of initial appointment to UBS AG: 2009

Professional history and education

Ulrich Körner became a member of the GEB in April 2009 and was appointed President Global Asset Management (formerly CEO Global Asset Management) in January 2014. He was Group Chief Operating Officer from 2009 to 2013. In addition, he was appointed President Europe, Middle East and Africa (formerly CEO of UBS Group AG Europe, Middle East and Africa) in December 2011. In 1998, Mr. Körner joined Credit Suisse. He served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions, including CFO and Chief Operating Officer. From 2006 to 2008, he was responsible for the entire Swiss client business as CEO Credit Suisse Switzerland. Mr. Körner received a PhD in business administration from the University of St. Gallen, and served for several years as an auditor at Price Waterhouse and as a management consultant at McKinsey & Company.

Other activities and functions

–     Deputy Chairman of the Supervisory Board of UBS Deutschland AG

–     Board member of OOO UBS Bank Russia

–     Chairman of the Foundation Board of the UBS Pension Fund

–     Chairman of the Widder Hotel, Zurich

–     Vice President of the Board of Lyceum Alpinum Zuoz

–     Member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce

–     Advisory Board member of the Department of Banking and Finance at the University of Zurich

– Member of the business advisory council of the Laureus Foundation Switzerland

Philip J. Lofts

British, born April 9, 1962

UBS, 677 Washington Boulevard, Stamford

CT 06901 USA

Function in UBS

Group Chief Risk Officer

Year of initial appointment to UBS Group AG

AG: 2014

Year of initial appointment to UBS AG:
2008

Professional history and education

Philip J. Lofts became a GEB member in 2008, and was re-appointed as Group Chief Risk Officer in December 2011 after serving in the same role from 2008 to 2010. He was CEO of UBS Group AG Americas from January to November 2011. Mr. Lofts, who began his career with UBS over 30 years ago, became Group Risk Chief Operating Officer in 2008 after three years serving as Group Chief Credit Officer. Prior to this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the US. Mr. Lofts joined Union Bank of Switzerland in 1984 as a credit analyst and was appointed Head of Structured Finance in Japan in 1996. Mr. Lofts successfully completed his A-levels at Cranbrook School. From 1981 to 1984, he was a trainee at Charterhouse Japhet plc, a merchant bank, which was acquired by the Royal Bank of Scotland in 1985.

Robert J. McCann

American (U.S.) and Irish, born March 15,
1958

UBS, 1200 Harbor Boulevard, Weehawken,

NJ 07086 USA

Functions in UBS

President Wealth Management Americas and

President Americas

Year of initial appointment to UBS Group AG

AG: 2014

Year of initial appointment to UBS AG:
2009

Professional history and education

Robert J. McCann was appointed President Wealth Management Americas (formerly CEO of Wealth Management Americas), and became a member of the GEB in October 2009. In addition, he has been President Americas since December 2011 (formerly CEO of UBS Group AG Americas). From 2003 to 2009, he worked for Merrill Lynch as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He began his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 2001 to 2003, he was Head of Global Securities Research and Economics. In 2000, he was appointed Chief Operating Officer of Global Markets and Investment Banking. From 1998 to 2000, he was Global Head of Global Institutional Debt and Equity Sales. Mr. McCann graduated with a bachelor’s degree in economics from Bethany College, West Virginia, and holds an MBA from Texas Christian University.

Other activities and functions

–     Board member of UBS Optimus Foundation

–     Member of The Clearing House Supervisory Board

–     Vice Chairman of the Bethany College Board of Trustees

–     Member of the Committee Encouraging Corporate Philanthropy

–     Board member of the American Ireland Fund

–     Board member of the Partnership for New York City

–     Board member of the Catholic Charities of the Archdiocese of New York

–     Advisory Board member for the Billie Jean King Leadership Initiative

Tom Naratil

American (U.S.), born December 1, 1961

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Function in UBS

Group CFO and Group Chief Operating

Officer

Year of initial appointment to UBS

Group AG: 2014

Year of initial appointment to UBS AG:
2011

Professional history and education

Tom Naratil was appointed Group CFO and became a member of the GEB in June 2011. In addition to this role, he was appointed Group Chief Operating Officer in January 2014. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his appointment as Group CFO. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined Paine Webber Incorporated in 1983, and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a Bachelor of Arts in history from Yale University.

Other activities and functions – Board member of the American Swiss Foundation

Andrea Orcel

Italian, born May 14, 1963

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Function in UBS

President Investment Bank

Year of initial appointment to UBS Group

AG: 2014

Year of initial appointment to UBS AG:
2012

Professional history and education

Andrea Orcel was appointed President Investment Bank (formerly CEO of the Investment Bank) in November 2012. Since December 2014, he has additionally taken on the position as Chief Executive for UBS Limited and UBS AG London branch. He had been appointed co-CEO of the Investment Bank and a member of the GEB in July 2012. He joined UBS from Bank of America Merrill Lynch, where he had been Executive Chairman since 2009, President of Emerging Markets (excluding Asia) since 2010 and CEO of European Card Services since 2011. Prior to the acquisition of Merrill Lynch by Bank of America, Mr. Orcel was a member of Merrill Lynch’s global management committee and Head of Global Origination, which combined Investment Banking and Capital Markets. He held a number of other leadership positions, including President of Global Markets & Investment Banking for Europe, Middle East and Africa (EMEA) and Head of EMEA Origination beginning in 2004. Between 2003 and 2007, he led the Global Financial Institutions Group, of which he had been part since joining Merrill Lynch in 1992. Prior to this, he worked at Goldman Sachs and the Boston Consulting Group. Mr. Orcel holds an MBA from INSEAD and a degree in economics and commerce, summa cum laude, from the University of Rome.

Other activities and functions

–     Board member UBS Limited

Chi-Won Yoon

Korean, born June 2, 1959

UBS, 2 International Finance Centre 52/F, 8

Finance Street, Central, Hong Kong

Function in UBS

President Asia Pacific

Year of initial appointment to UBS

Group AG: 2014

Year of initial appointment to UBS AG:
2009

Professional history and education

Chi-Won Yoon was appointed President Asia Pacific (formerly CEO of UBS Group AG Asia Pacific) in April 2012 and has been a member of the GEB since June 2009. He held the position of co-Chairman and co-CEO of UBS Group AG Asia Pacific from November 2010 to March 2012. From June 2009 to November 2010, he served as sole Chairman and CEO of UBS AG, Asia Pacific. In a previous role, Mr. Yoon served as Head of UBS’s securities business in Asia Pacific: Asia Equities, which he oversaw from 2004; and Asia Pacific Fixed Income, Currencies and Commodities, which he led from 2009. He joined the firm in 1997, serving as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working at Merrill Lynch in New York and Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, he worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from MIT, and a master’s degree in management from MIT’s Sloan School of Management in 1986.

Other activities and functions

–     Board member of UBS Securities Co. Ltd

–     Chairman of the Asian Executive Board for the MIT Sloan School of Management

–     Advisory Board member of the MIT Center for Finance and Policy

Jürg Zeltner Swiss, born May 4, 1967 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS President Wealth Management Year of initial appointment to UBS Group AG

Professional history and education

Jürg Zeltner became a member of the GEB in February 2009 and is President of Wealth Management (formerly CEO of UBS Wealth Management). Between February 2009 and January 2012, he served as co-CEO of UBS Wealth Management & Swiss Bank. In November 2007, he was appointed as Head of Wealth Management North, East & Central Europe. From 2005 to 2007, he was CEO of UBS Deutschland, Frankfurt, and, prior to this, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998, he was with Swiss Bank Corporation in various roles within the Private and Corporate Client division in Berne, New York and Zurich. Mr. Zeltner holds a diploma in business administration from

AG: 2014 Year of initial appointment to UBS AG: 2009	the College of Higher Vocational Education in Berne and is a graduate of the Advanced Management Program at Harvard Business School. Other activities and functions

– Board member of the German-Swiss Chamber of Commerce – Chairman of the UBS Optimus Foundation Board

SCHEDULE B

Below is a list of all acquisitions of UBS AG Shares by UBS Group AG during the past 60 days. Each UBS AG Share acquired by UBS Group AG was acquired in exchange for one share of UBS Group AG in private transactions outside of the United States and on the same terms as the Exchange Offer.

Number of UBS AG Shares	Date
110,000	3/9/2015
43,802	3/9/2015
650	3/10/2015
6,100	3/10/2015
5,886	3/10/2015
671	3/10/2015
58,834	3/10/2015
2,870	3/10/2015
140,000	3/10/2015
35,000	3/10/2015
25,010	3/11/2015
6,000	3/11/2015
17,010	3/11/2015
4,475	3/11/2015
12,106	3/11/2015
10	3/11/2015
61,734	3/11/2015
500	3/11/2015
238	3/12/2015
101,964	3/12/2015
50,000	3/12/2015
246,746	3/16/2015
265,000	3/16/2015
2,800	3/16/2015
80,000	3/16/2015
5,363	3/17/2015
283,500	3/17/2015
350,000	3/17/2015
18,751	3/17/2015
700	3/17/2015
22,863	3/18/2015
289,222	3/18/2015
86,715	3/18/2015
76,635	3/19/2015
1,585,000	3/19/2015
168,000	3/19/2015
68,878	3/19/2015
176	3/19/2015
187,245	3/19/2015
3,511	3/19/2015
75,000	3/19/2015
15,000	3/19/2015
59,833	3/20/2015
6,000	3/20/2015
70,000	3/20/2015
40,000	3/23/2015
500	3/23/2015

207	3/23/2015
90,000	3/23/2015
230,514	3/24/2015
150	3/24/2015
1,000	3/24/2015
4,256	3/24/2015
9,870	3/24/2015
150,041	3/24/2015
9,000	3/25/2015
301	3/25/2015
1,155	3/26/2015
116	3/26/2015
129,562	3/27/2015
166,331	3/27/2015
360	3/27/2015
17,969	3/27/2015
450,000	3/27/2015
440,834	3/27/2015
100,000	3/30/2015
7,546	3/30/2015
183,000	3/30/2015
110,556	3/31/2015
2	3/31/2015
87,337	3/31/2015
2,526	4/1/2015
20,586	4/1/2015
64,226	4/1/2015
60	4/1/2015
125,800	4/1/2015
65,000	4/2/2015
84,525	4/7/2015
90,000	4/7/2015
142,000	4/8/2015
71,862	4/9/2015
122,100	4/9/2015
1,000	4/9/2015
100,000	4/9/2015
3,000	4/10/2015
200	4/10/2015
108,448	4/10/2015
55,000	4/10/2015
128,151	4/13/2015
170,000	4/13/2015
214	4/14/2015
133,936	4/14/2015
109,000	4/14/2015
64,189	4/15/2015
35,656	4/15/2015
55,769	4/15/2015
65,000	4/15/2015
3,500	4/15/2015
1,500	4/15/2015
1,500	4/15/2015
1,000	4/15/2015
80,000	4/16/2015

40,833	4/16/2015
180	4/16/2015
24,855	4/16/2015
315,277	4/17/2015
46,000	4/17/2015
1,065	4/17/2015
69,508	4/17/2015
130,875	4/20/2015
19,000	4/20/2015
722	4/21/2015
1,050	4/21/2015
100,000	4/21/2015
129,700	4/21/2015
570	4/21/2015
65,000	4/21/2015
106,464	4/22/2015
1,000	4/22/2015
172,842	4/22/2015
14,000	4/23/2015
200,766	4/23/2015
271	4/24/2015
668,000	4/24/2015
286	4/24/2015
90	4/24/2015
1,311	4/24/2015
3,500	4/24/2015
178,973	4/24/2015
390,533	4/24/2015
65,000	4/27/2015
575,000	4/27/2015
316,215	4/27/2015
102,397	4/28/2015
90,000	4/28/2015
74,966	4/29/2015
24,273	4/29/2015
54,257	4/29/2015
36,995	4/29/2015
918	4/29/2015
1,470	4/29/2015
88,531	4/29/2015
500,000	4/30/2015
31,876	4/30/2015
630	4/30/2015
930	4/30/2015
3,000	4/30/2015
40,000	4/30/2015
31,336	5/4/2015